Exhibit 99.1

Western Copper and Gold Files Preliminary Economic Assessment on Casino Project

VANCOUVER, BC, Aug. 3, 2021 /CNW/ - Western Copper and Gold Corporation (the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce that it has filed a technical report titled "Casino Project, Form NI 43-101F1 Technical Report Preliminary Economic Assessment, Yukon, Canada" with an effective date of June 22, 2021 (the "Report").

The Report summarizes the results of a preliminary economic assessment on the Casino copper-gold project, which results were first reported by the Company in a news release dated June 22, 2021.

The Report is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is also posted on the Company's website (www.westerncopperandgold.com).

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2021/03/c0406.html

%CIK: 0001364125

For further information: please contact: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 08:00e 03-AUG-21